Exhibit 99.1

ProQR Therapeutics N.V. Press Release July 19, 2016 FINAL - FOR RELEASE

ProQR Receives Fast Track Designation from FDA for QR-010 for Cystic Fibrosis

LEIDEN, the Netherlands, July 19, 2016 — ProQR Therapeutics N.V. (Nasdaq: PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe orphan diseases such as cystic fibrosis (CF) and Leber’s congenital amaurosis Type 10 (LCA10), today announced that it received Fast Track designation from the Food and Drug Administration (FDA) for its molecule QR-010 that is in clinical development for the treatment of patients with CF due to the ΔF508 mutation.

Fast Track designation is granted by FDA to drugs that are under development for serious conditions and have the potential to fulfill an unmet medical need. It was established with the intention to bring promising drugs to patients sooner by facilitating the development with more frequent FDA interactions and expediting the review process.

“We are very pleased with the Fast Track designation the FDA granted us for QR-010. It highlights the unmet medical need in cystic fibrosis and the need for innovative and more efficacious medicines for CF. We look forward to working with the FDA to bring QR-010 to patients faster,” said Daniel de Boer, Chief Executive Officer of ProQR. “We are also looking forward to releasing data for the first-in-human trials of QR-010 in CF patients later this year during the North American CF conference (NACFC) held on 27-29 October 2016 in Orlando, Florida.”

ProQR is currently running two global clinical studies of QR-010 in CF patients. The first is PQ-010-002, a proof-of-concept study evaluating the effect of QR-010 on an important measurement of CFTR function, the nasal potential difference (NPD). This open label 28-day study enrolls 16 CF patients, 8 homozygous (carrying two copies) for the ΔF508 mutation and 8 compound heterozygous (one copy of the ΔF508 plus one other CF disease causing mutation) with the option to enroll an additional 16. Top-line data from the first 16 patients is expected to be presented during the NACFC.

The second study is PQ-010-001, a Phase 1b randomized, double-blind, placebo-controlled, dose-escalation 28-day study. The safety, tolerability and pharmacokinetics of single and multiple ascending doses of inhaled QR-010 is being evaluated in 64 CF patients carrying two copies (homozygotes) of the ΔF508 mutation. In addition, exploratory efficacy endpoints in this study include sweat chloride, weight gain, CFQ-R Respiratory Symptom Score and lung function, measured by FEV1. This study is not powered for statistical significance on any of these exploratory endpoints. The company expects to present preliminary data from the single ascending dose cohorts at the same time as results for study PQ-010-002. At that time the company will also provide further guidance for the data from the multiple ascending dose cohorts.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe orphan diseases such as cystic fibrosis and Leber’s congenital amaurosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. Since 2012.

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

About QR-010

QR-010 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of the disease by repairing the mRNA in CF patients that have the ΔF508 mutation. The ΔF508 mutation is a deletion of three of the coding base pairs, or nucleotides, in the CFTR gene, which results in the production of a misfolded CFTR protein that does not function normally. QR-010 is designed to bind to the defective CFTR mRNA and restore CFTR function. QR-010 is designed to be self-administered through a small, handheld aerosol delivery device, or nebulizer, in the form of a mist inhaled into the lungs. We believe this method could allow maximum exposure of QR-010 to the primary target organ, the lung, as well as significant exposure to other affected organs through systemic absorption into the blood. QR-010 has been granted orphan drug designation in the United States and the European Union. The QR-010 project has received funding from the European Union’s Horizon 2020 research and innovation programme under grant agreement No 633545.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-010, its therapeutic potential, its clinical development and the timing of the read out of clinical studies, and statements regarding the expected benefits of Fast Track designation for QR-010. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Sariette Witte

Head of Communications

T: +1 213 261 8891

ir@proqr.com